Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Hills Bancorporation
Hills, Iowa

We consent to the incorporation by reference in the registration statements (No. 333-736006 and No. 33-2657) on Form S-8 of Hills Bancorporation of our reports dated March 9, 2016, with respect to the consolidated balance sheets of Hills Bancorporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015, Annual Report on Form 10-K of Hills Bancorporation.

BKD, LLP

Springfield, Missouri
March 9, 2016